WisdomTree Trust

245 Park Avenue

35th Floor

New York, NY 10167

May 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust; SEC File Nos. 333-132380 and 811-21864; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), WisdomTree Trust (the “Trust”), on behalf of its series WisdomTree 3-7 Year U.S. Treasury Negative Duration Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 288 (“PEA No. 288”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-14-002748) on January 6, 2014, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 288 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on April 18, 2014 (Accession No. 0001193125-14-149011) (each, a “BXT Filing” and together with PEA No. 288, the “Filings”) and scheduled to become effective on May 19, 2014.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions concerning this filing, please do not hesitate to contact me at (917) 267-3721 or rlouvar@wisdomtree.com.

Very truly yours,

/s/ Ryan Louvar
By:	Ryan Louvar
Title:	Secretary and Chief Legal Officer, WisdomTree Trust